                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)1

                            FALCONSTOR SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   306137 10 0
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 15, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            NOTE.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 32 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 2 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Wheatley Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER
  SHARES
BENEFICIALLY                    484,051 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                     8    SHARED VOTING POWER

                                41,008 shares
               -----------------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                                484,051 shares
               -----------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                                41,008 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     525,059 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 3 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             Wheatley Foreign Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    41,008 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                484,051 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                41,008 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                484,051 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     525,059 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 4 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Wheatley Partners II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                                                                                                   (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    180,089 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                180,089 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     180,089 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 5 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Wheatley Partners III, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOXIF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
BENEFICIALLY                    1,370,015 shares
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                592,821 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,370,015 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                592,821 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,962,836 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 6 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Wheatley Foreign Partners III, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    293,012 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,669,824 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                293,012 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,669,824 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,962,836 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 7 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Wheatley Associates III, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    299,809 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,663,027 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                299,809 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,663,027 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,962,836 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 8 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       Irwin Lieber
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,934,705 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,667,984 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,934,705 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,667,984 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,602,689 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 9 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Barry Fingerhut
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    332,180 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,667,984 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                332,180 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,667,984 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,000,164 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 10 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       Nancy Casey
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,057,580 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,057,580 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,057,580 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 11 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Applegreen Partners
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    259,868 shares
OWNED BY EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                259,868 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     259,868 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 12 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       Seth Lieber
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    86,622 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,927,852 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                86,622 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,927,852 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,014,474 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 13 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Jonathan Lieber
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,927,852 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,927,852 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,927,852 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 14 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Seneca Ventures
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    642,453 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                642,453 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     642,453 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 15 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Woodland Venture Fund
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    743,513 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                743,513 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     743,513 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 16 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Woodland Partners
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    692,983 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                692,983 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     692,983 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 17 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             Brookwood Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    395,217 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                395,217 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     395,217 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 18 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Barry Rubenstein
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,812,903 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                5,142,150 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,812,903 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                5,142,150 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     6,955,053 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 19 of 32 Pages
--------------------------------                --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Marilyn Rubenstein
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
BENEFICIALLY                    8,258 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,474,166 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                8,258 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,474,166 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,482,424 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 20 of 32 Pages
--------------------------------                --------------------------------

            The following  constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically  amended by this
Amendment No. 3, the Schedule 13D remains in full force and effect.  Capitalized terms used in this  Amendment No.3 but not defined herein shall have the meaning set forth in the Schedule 13D.

            Item 4 is hereby amended to read in its entirety as follows:

Item 4.  Purpose of Transaction.
         ----------------------

            Except as set forth herein,  the Reporting Persons presently have no plans or  proposals  which  would  relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

            On January 15, 2002 and January 17,  2002,  the  Company's  Board of
Directors released from the lock-up agreement 10% and 15%, respectively,  of the shares of Common Stock held by certain  Reporting  Persons  (and  certain  other stockholders  of the  Issuer)  which were issued  upon the  consummation  of the
Merger (the "Released Shares"). For further information relating to the Released
Shares and the lock-up agreement,  please see "Item 6. Contracts,  Arrangements,
Understanding  or  Relationships  with Respect to Securities of the Issuer." The
Reporting  Persons  listed in Item 5(c)  then  sold the  shares of Common  Stock released from the lock-up agreement in the open market.

            In  addition,  in December  2001,  Barry  Rubenstein  sold shares of
Common  Stock that he owned in the Issuer  prior to the merger  with  Falconstor
Software Inc.

            Items 5(a) and (b) are hereby  amended to read in their  entirety as follows:

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a)  The  following  table  sets  forth  the  aggregate  number  and percentage  (based  on  44,758,145  shares  of Common  Stock  outstanding  as of
November  8, 2001,  as reported  by the Issuer in its  quarterly  report for the period  ending  September  30,  2001) of  beneficial  ownership  for each of the
Reporting Persons.

                                                                                      Percentage of
                                                Shares of Common Stock             Shares of Common Stock
Name                                              Beneficially Owned                 Beneficially Owned
----                                              ------------------               ----------------------

Wheatley Partners, L.P.(1)                                  525,059                         1.2%

Wheatley Foreign Partners, L.P.(2)                          525,059                         1.2%

Wheatley Partners II, L.P.                                  180,089                         0.4%

Wheatley Partners III, L.P.(3)                            1,962,836                         4.4%

Wheatley Foreign Partners III, L.P.(4)                    1,962,836                         4.4%

Wheatley Associates III, L.P.(5)                          1,962,836                         4.4%

Wheatley Partners LLC (6)                                   525,059                         1.2%

Wheatley Partners III LLC(7)                              1,962,836                         4.4%

Irwin Lieber(8)                                           4,602,689                        10.3%

Barry Fingerhut(9)                                        3,000,164                         6.7%

Nancy Casey(10)                                           2,057,580                         4.6%

Applegreen Partners                                         259,868                         0.6%

Seth Lieber(11)                                           3,014,474                         6.7%

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 21 of 32 Pages
--------------------------------                --------------------------------

Jonathan Lieber(12)                                       2,927,852                         6.5%

Seneca Ventures                                             642,453                         1.4%

Woodland Venture Fund                                       743,513                         1.7%

Woodland Partners                                           692,983                         1.5%

Brookwood Partners, L.P.                                    395,217                         0.9%

Woodland Services Corp.(13)                               1,385,966                         3.1%

Barry Rubenstein(14)                                      6,955,053                        15.5%

Marilyn Rubenstein(15)                                    2,482,424                         5.5%

----------------------

(1)       Consists of (a) 484,051  shares of Common  Stock held by Wheatley  and
          (b) 41,008 shares of Common Stock held by Wheatley  Foreign.  Wheatley disclaims  beneficial  ownership  of the  securities  held by Wheatley
          Foreign.

(2)       Consists of (a) 41,008 shares of Common Stock held by Wheatley Foreign and (b)  484,051  shares of Common  Stock held by  Wheatley.  Wheatley
          Foreign  disclaims  beneficial  ownership  of the  securities  held by
          Wheatley.

(3)       Consists of (a) 1,370,015 shares of Common Stock held by Wheatley III,
          (b) 293,012  shares of Common  Stock held by Wheatley  Foreign III and
          (c)  299,809  shares  of Common  Stock  held by  Wheatley  Associates.
          Wheatley III disclaims  beneficial ownership of the securities held by
          Wheatley Foreign III and Wheatley Associates.

(4)       Consists  of (a)  293,012  shares of  Common  Stock  held by  Wheatley
          Foreign III, (b) 1,370,015 shares of Common Stock held by Wheatley III and (c) 299,809  shares of Common  Stock held by Wheatley  Associates.
          Wheatley Foreign III disclaims  beneficial ownership of the securities held by Wheatley III and Wheatley Associates.

(5)       Consists  of (a)  299,809  shares of  Common  Stock  held by  Wheatley
          Associates,  (b) 1,370,015 shares of Common Stock held by Wheatley III and (c) 293,012  shares of Common Stock held by Wheatley  Foreign III.
          Wheatley Associates  disclaims  beneficial ownership of the securities held by Wheatley III and Wheatley Foreign III.

(6)       Consists of (a) 484,051  shares of Common  Stock held by Wheatley  and
          (b) 41,008 shares of Common Stock held by Wheatley  Foreign.  Wheatley
          LLC disclaims  beneficial ownership of the securities held by Wheatley and Wheatley  Foreign,  except to the extent of its respective  equity interests therein.

(7)       Consists of (a) 1,370,015 shares of Common Stock held by Wheatley III,
          (b) 293,012  shares of Common  Stock held by Wheatley  Foreign III and
          (c)  299,809  shares  of Common  Stock  held by  Wheatley  Associates.
          Wheatley III LLC disclaims beneficial ownership of the securities held by Wheatley III, Wheatley Foreign III and Wheatley Associates,  except to the extent of its respective equity interests therein.

(8)       Consists of (a) 1,934,705 shares of Common Stock held by Irwin Lieber,
          (b) 484,051 shares of Common Stock held by Wheatley, (c) 41,008 shares of Common Stock held by Wheatley Foreign, (d) 180,089 shares of Common
          Stock held by Wheatley II, (e)  1,370,015  shares of Common Stock held by Wheatley  III, (f) 293,012  shares of Common Stock held by Wheatley
          Foreign III,  and (g) 299,809  shares of Common Stock held by Wheatley
          Associates.   Mr.  Lieber  disclaims   beneficial   ownership  of  the
          securities held by Wheatley,  Wheatley Foreign,  Wheatley II, Wheatley
          III,  Wheatley  Foreign  III and  Wheatley  Associates,  except to the extent of his respective equity interests therein.

(9)       Consists  of  (a)  332,180  shares  of  Common  Stock  held  by  Barry
          Fingerhut,  (b) 484,051  shares of Common Stock held by Wheatley,  (c)
          41,008  shares of Common Stock held by Wheatley  Foreign,  (d) 180,089 shares of Common  Stock held by Wheatley II, (e)  1,370,015  shares of
          Common Stock held by Wheatley III, (f) 293,012  shares of Common Stock

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 22 of 32 Pages
--------------------------------                --------------------------------

          held by Wheatley  Foreign III, and (g) 299,809  shares of Common Stock held  by  Wheatley  Associates.  Mr.  Fingerhut  disclaims  beneficial ownership  of the  securities  held  by  Wheatley,  Wheatley  Foreign,
          Wheatley  II,  Wheatley  III,   Wheatley   Foreign  III  and  Wheatley
          Associates,  except to the extent of his respective  equity  interests therein.

(10)      Consists of (a) 94,744  shares of Common Stock held by Nancy Casey and her husband,  as joint tenants,  (b) 1,370,015  shares of Common Stock held by  Wheatley  III,  (c)  293,012  shares of Common  Stock held by
          Wheatley  Foreign III, and (d) 299,809  shares of Common Stock held by
          Wheatley  Associates.  Ms. Casey disclaims beneficial ownership of the securities  held by Wheatley  III,  Wheatley  Foreign III and Wheatley
          Associates,  except to the extent of her respective  equity  interests therein.

(11)      Consists of (a) 86,622 shares of Common Stock held by Seth Lieber, (b)
          484,051 shares of Common Stock held by Wheatley,  (c) 41,008 shares of
          Common Stock held by Wheatley  Foreign,  (d) 180,089  shares of Common
          Stock held by Wheatley II, (e)  1,370,015  shares of Common Stock held by Wheatley  III, (f) 293,012  shares of Common Stock held by Wheatley
          Foreign III,  and (g) 299,809  shares of Common Stock held by Wheatley
          Associates  and (h) 259,868 shares of Common Stock held by Applegreen.
          Mr. Lieber  disclaims  beneficial  ownership of the securities held by
          Wheatley,  Wheatley  Foreign,  Wheatley  II,  Wheatley  III,  Wheatley
          Foreign III, Wheatley Associates and Applegreen,  except to the extent of his respective equity interests therein.

(12)      Consists of (a) 484,051  shares of Common Stock held by Wheatley,  (b)
          41,008  shares of Common Stock held by Wheatley  Foreign,  (c) 180,089 shares of Common  Stock held by Wheatley II, (d)  1,370,015  shares of
          Common Stock held by Wheatley III, (e) 293,012  shares of Common Stock held by Wheatley  Foreign III, (f) 299,809 shares of Common Stock held by Wheatley  Associates and (g) 259,868 shares of Common Stock held by
          Applegreen.   Mr.  Lieber  disclaims   beneficial   ownership  of  the
          securities held by Wheatley,  Wheatley Foreign,  Wheatley II, Wheatley
          III, Wheatley Foreign III, Wheatley Associates and Applegreen,  except to the extent of his respective equity interests therein.

(13)      Consists of (a) 642,453  shares of Common Stock held by Seneca and (b)
          743,513  shares of Common  Stock held by  Woodland  Venture.  Woodland
          Services  disclaims  beneficial  ownership of the  securities  held by
          Seneca and Woodland  Venture,  except to the extent of its  respective equity interests therein.

(14)      Consists  of (a)  1,812,903  shares  of  Common  Stock  held by  Barry
          Rubenstein,  (b) 484,051 shares of Common Stock held by Wheatley,  (c)
          41,008  shares of Common Stock held by Wheatley  Foreign,  (d) 180,089 shares of Common  Stock held by Wheatley II, (e)  1,370,015  shares of
          Common Stock held by Wheatley III, (f) 293,012  shares of Common Stock held by Wheatley  Foreign III, (g) 299,809 shares of Common Stock held by Wheatley  Associates,  (h) 642,453  shares of Common  Stock held by
          Seneca,  (i) 743,513 shares of Common Stock held by Woodland  Venture,
          (j) 692,983  shares of Common Stock held by Woodland  Partners and (k)
          395,217  shares of Common  Stock  held by  Brookwood.  Mr.  Rubenstein disclaims  beneficial  ownership of the  securities  held by Wheatley,
          Wheatley  Foreign,  Wheatley II, Wheatley III,  Wheatley  Foreign III,
          Wheatley Associates,  Seneca, Woodland Venture,  Woodland Partners and
          Brookwood,  except to the extent of his  respective  equity  interests therein.

(15)      Consists  of  (a)  8,258  shares  of  Common  Stock  held  by  Marilyn
          Rubenstein,  (b) 642,453  shares of Common  Stock held by Seneca,  (c)
          743,513 shares of Common Stock held by Woodland  Venture,  (d) 692,983 shares of Common  Stock  held by  Woodland  Partners  and (e)  395,217 shares of Common Stock held by Brookwood.  Mrs.  Rubenstein  disclaims beneficial  ownership  of the  securities  held  by  Seneca,  Woodland
          Venture, Woodland Partners and Brookwood,  except to the extent of her respective equity interests therein.

            (b) Wheatley has sole power to vote and dispose of 484,051 shares of
Common  Stock,  representing  approximately  1.1% of the  outstanding  shares of
Common  Stock and may be  deemed to have  shared  power to vote and  dispose  of
41,008  shares  of  Common  Stock,   representing   approximately  0.1%  of  the
outstanding shares of Common Stock.

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 23 of 32 Pages
--------------------------------                --------------------------------

            Wheatley Foreign has sole power to vote and dispose of 41,008 shares of Common Stock,  representing  approximately  0.1% of the outstanding shares of
Common  Stock and may be  deemed to have  shared  power to vote and  dispose  of
484,051  shares  of  Common  Stock,  representing   approximately  1.1%  of  the
outstanding shares of Common Stock.

            By virtue of being the  general  partner of  Wheatley  and a general partner in Wheatley Foreign,  Wheatley LLC may be deemed to have shared power to vote and dispose of 525,059 shares of Common Stock,  representing  approximately
1.2% of the outstanding shares of Common Stock.

            Wheatley II has sole power to vote and dispose of 180,089  shares of
Common  Stock,  representing  approximately  0.4% of the  outstanding  shares of
Common Stock.

            Wheatley III has sole power to vote and dispose of 1,370,015  shares of Common Stock,  representing  approximately  3.1% of the outstanding shares of
Common  Stock and may be  deemed to have  shared  power to vote and  dispose  of
592,281  shares  of  Common  Stock,  representing   approximately  1.3%  of  the
outstanding shares of Common Stock.

            Wheatley  Foreign  III has sole power to vote and dispose of 293,012 shares of  Common  Stock,  representing  approximately  0.7% of the  outstanding shares of  Common  Stock  and may be  deemed  to have  shared  power to vote and dispose of 1,669,824 shares of Common Stock, representing  approximately 3.7% of the outstanding shares of Common Stock.

            Wheatley  Associates  has sole power to vote and  dispose of 299,809 shares of  Common  Stock,  representing  approximately  0.7% of the  outstanding shares of  Common  Stock  and may be  deemed  to have  shared  power to vote and dispose of 1,663,027 shares of Common Stock, representing  approximately 3.7% of the outstanding shares of Common Stock.

            By virtue of being the  general  partner of Wheatley  III,  Wheatley
Foreign  III and  Wheatley  Associates,  Wheatley  III LLC may be deemed to have shared  power  to  vote  and  dispose  of  1,962,836  shares  of  Common  Stock, representing approximately 4.4% of the outstanding shares of Common Stock.

            Irwin Lieber has sole power to vote and dispose of 1,934,705  shares of Common Stock,  representing  approximately  4.3% of the outstanding shares of
Common  Stock.  By virtue of being a member and an officer of  Wheatley  LLC and
Wheatley  III LLC and a general  partner of  Wheatley  II,  Irwin  Lieber may be deemed to have shared  power to vote and dispose of  2,667,984  shares of Common
Stock,  representing  approximately  6.0% of the  outstanding  shares  of Common
Stock.

            Barry Fingerhut has sole power to vote and dispose of 332,180 shares of Common Stock,  representing  approximately  0.7% of the outstanding shares of
Common  Stock.  By virtue of being a member and an officer of  Wheatley  LLC and
Wheatley  III LLC and a general  partner of Wheatley  II, Mr.  Fingerhut  may be deemed to have shared  power to vote and dispose of  2,667,984  shares of Common
Stock,  representing  approximately  6.0% of the  outstanding  shares  of Common
Stock.

            Nancy Casey has shared power to vote and dispose of 94,744 shares of
Common  Stock,  representing  approximately  0.2% of the  outstanding  shares of
Common  Stock.  By virtue of being a member and an officer of Wheatley  III LLC,
Ms.  Casey  may also be  deemed  to have  shared  power to vote and  dispose  of
1,962,836  shares  of  Common  Stock,  representing  approximately  4.4%  of the outstanding shares of Common Stock.

            Applegreen  has sole power to vote and dispose of 259,868  shares of
Common  Stock,  representing  approximately  0.6% of the  outstanding  shares of
Common Stock.

            Seth Lieber has sole power to vote and  dispose of 86,622  shares of
Common Stock, each representing 0.2% of the outstanding  shares of Common Stock.
By virtue of being a member and an officer of Wheatley  LLC and Wheatley III LLC and a general partner of Wheatley II and  Applegreen,  Seth Lieber may be deemed to have shared  power to vote and dispose of 2,927,852  shares of Common  Stock, representing approximately 6.5% of the outstanding shares of Common Stock.

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 24 of 32 Pages
--------------------------------                --------------------------------

            By virtue  of being a member  and an  officer  of  Wheatley  LLC and
Wheatley  III LLC, a general  partner of  Wheatley II and the  managing  general partner of  Applegreen,  Jonathan  Lieber may be deemed to have shared  power to vote and dispose of 2,927,852 shares of Common Stock, representing approximately
6.5% of the outstanding shares of Common Stock.

            Seneca  has sole  power to vote and  dispose  of  642,453  shares of
Common  Stock,  representing  approximately  1.4% of the  outstanding  shares of
Common Stock.

            Woodland  Venture  has sole  power to vote and  dispose  of  743,513 shares of  Common  Stock,  representing  approximately  1.7% of the  outstanding shares of Common Stock.

            Woodland  Partners  has sole  power to vote and  dispose  of 692,983 shares of Common Stock,  representing  1.5% of the outstanding  shares of Common
Stock.

            Brookwood  has sole power to vote and  dispose of 395,217  shares of
Common Stock, representing 0.9% of the outstanding shares of Common Stock.

            By virtue of being a general partner of Seneca and Woodland Venture,
Woodland  Services  may be deemed to have  shared  power to vote and  dispose of
1,385,966  shares  of  Common  Stock,  representing  approximately  3.1%  of the outstanding shares of Common Stock.

            Barry  Rubenstein  has sole power to vote and  dispose of  1,812,903 shares of  Common  Stock,  representing  approximately  4.1% of the  outstanding shares of Common  Stock.  By virtue of being a member and an officer of Wheatley
LLC and Wheatley III LLC and a general partner of Wheatley II, Seneca,  Woodland
Venture,  Woodland Partners and Brookwood,  Mr. Rubenstein may be deemed to have shared  power  to  vote  and  dispose  of  5,142,150  shares  of  Common  Stock, representing approximately 11.5% of the outstanding shares of Common Stock. Does not include securities held by Marilyn Rubenstein, the wife of Mr. Rubenstein.

            Marilyn  Rubenstein  has sole  power to vote  and  dispose  of 8,258 shares of Common Stock,  representing  less than one percent of the  outstanding shares  of Common  Stock.  By virtue  of being a  general  partner  of  Woodland
Partners and Brookwood and an officer of Woodland Services,  Mrs. Rubenstein may be deemed to have shared power to vote and dispose of 2,474,166 shares of Common
Stock,  representing  approximately  5.5% of the  outstanding  shares  of Common
Stock. Does not include securities held by Barry Rubenstein, the husband of Mrs.
Rubenstein.

            Item 5(c) is amended in its entirety to read as follows:

            (c) The following table sets forth a description of all transactions in shares of Common Stock of the Issuer by the Reporting  Persons  identified in
Item 2 of this Schedule 13D effected during the past sixty days,  which consists of the following open-market sales:

                                     Sale            Number of Shares              Sales Price
Name of Stockholder                  Date                Sold                      per Share($)
-------------------                  ----                -----                     ------------

Barry Rubenstein                  12/27/01             264,500(1)                        8.60

Brookwood Partners                 1/15/02              52,696                          10.25
                                   1/17/02              79,043                           8.96

Applegreen Partners                1/15/02              34,649                          10.25
                                   1/17/02              51,974                           8.96

Jonathan Lieber                    1/15/02               2,527                          10.25
                                   1/17/02              22,738                           8.96

Seth Lieber                        1/15/02              11,550                          10.25
                                   1/17/02              17,325                           8.96

Nancy Casey                        1/15/02              12,633                          10.25
                                   1/23/02              18,948                           8.06

------------------------

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 25 of 32 Pages
--------------------------------                --------------------------------

(1)         These shares were owned by Mr. Rubenstein prior to the Merger.

            Item 6 is amended in its entirety to read as follows:

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  With
            Respect to Securities of the Issuer.

            Prior to the Merger,  the Reporting  Persons and the stockholders of the Issuer who received  shares of Common Stock in the Merger executed a lock-up agreement (the "Lock-up  Agreement")  which provided that the sale of the shares of Common  Stock they  acquired  in the Merger were  subject to a lock-up  until
August 22, 2002. In January  2002,  certain of the  stockholders  subject to the
Lock-up  Agreement,  including but not limited to all of the  Reporting  Persons listed in Item 5(c),  agreed to extend their  lock-up  until April 30, 2003 (the
"Extended  Lock-up").  In  connection  with the Extended  Lock-up,  the Board of
Directors obtained the approval of certain principal stockholders of the Issuer, including  ReiJane Huai, the President and Chief Executive of the Issuer,  Barry
Fingerhut,  Marilyn  Rubenstein,  Irwin Lieber,  Barry  Rubenstein,  and certain investment  partnerships  affiliated  with  Messrs.  Lieber and  Rubenstein  who directly  own shares of Common  stock being Seneca  Ventures,  Woodland  Venture
Fund,  Woodland Partners,  Wheatley Partners,  L.P.,  Wheatley Foreign Partners,
L.P.,  Wheatley Partners II, L.P.,  Wheatley Partners III, L.P., Whatley Foreign
Partners  III,  L.P.,  and Wheatley  Associates  III,  L.P.  (collectively,  the
"Principal  Stockholders")  to  provide  that in the  event  that  the  Board of
Directors  releases  shares of Common Stock from the Lock-up  Agreement prior to
April 30, 2003, that the shares held by the Principal  Stockholders  will not be released from the Lock-up Agreement until all other stockholders  subject to the
Lock-up  Agreement have been given the opportunity to elect to have all of their shares of Common Stock subject to the Lock-up  Agreement  released by the Issuer for sale (the "Additional Lock-up").

            No shares of Common Stock held by the  Principal  Stockholders  were released from the Additional  Lock-up.  However,  shares of Common Stock held by the  following  Reporting  Persons are not  considered  to be shares held by the
Principal  Stockholders by the Issuer for purposes of the Additional Lock-up and accordingly such Reporting  Persons had the right and sold Released Shares:  (i)
Nancy Casey; (ii) Seth and Jonathan Lieber,  adult children of Mr. Irwin Lieber;
(iii) Applegreen  Partners,  a limited  partnership managed by Seth and Jonathan
Lieber; and (iv) Brookwood Partners,  L.P., a partnership for the benefit of the adult children of Mr. Rubenstein.

            Item 7 is amended to include the following:

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

            The following documents are filed herewith:

               (c)  Form of Lock-Up  Agreement  dated  January 2002 by and among the Issuer and certain stockholders of the Issuer.

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 26 of 32 Pages
--------------------------------                --------------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2002                 WHEATLEY PARTNERS, L.P.

                                        By: Wheatley Partners LLC,
                                            the General Partner

                                        By: /s/ Irwin Lieber
                                            ------------------------------------
                                            Irwin Lieber, President

                                        WHEATLEY FOREIGN PARTNERS, L.P.

                                        By:  Wheatley Partners LLC, a General
                                             Partner

                                        By: /s/ Irwin Lieber
                                            ------------------------------------
                                            Irwin Lieber, President

                                        WHEATLEY PARTNERS II, L.P.

                                        By: /s/ Irwin Lieber
                                            ------------------------------------
                                            Irwin Lieber, a General Partner

                                        WHEATLEY PARTNERS III, L.P.

                                        By: Wheatley Partners III LLC,
                                            the General Partner

                                        By: /s/ Irwin Lieber
                                            ------------------------------------
                                            Irwin Lieber, President

                                        WHEATLEY FOREIGN PARTNERS III, L.P.

                                        By: Wheatley Partners III LLC,
                                            the General Partner

                                        By: /s/ Irwin Lieber
                                            ------------------------------------
                                            Irwin Lieber, President

                                        WHEATLEY ASSOCIATES III, L.P.

                                        By:  Wheatley Partners III LLC,
                                             the General Partner

                                        By: /s/ Irwin Lieber
                                            ------------------------------------
                                            Irwin Lieber, President

                                        /s/ Irwin Lieber
                                        ----------------------------------------
                                        Irwin Lieber

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 27 of 32 Pages
--------------------------------                --------------------------------

                                        /s/ Barry Fingerhut
                                        ----------------------------------------
                                        Barry Fingerhut

                                        /s/ Nancy Casey
                                        ----------------------------------------
                                        Nancy Casey

                                        /s/ Seth Lieber
                                        ----------------------------------------
                                        Seth Lieber

                                        APPLEGREEN PARTNERS

                                        By: /s/ Jonathan Lieber
                                            ------------------------------------
                                            Jonathan Lieber,
                                            Managing General Partner

                                        /s/ Jonathan Lieber
                                        ----------------------------------------
                                        Jonathan Lieber

                                        SENECA VENTURES

                                        By: /s/ Barry Rubenstein
                                            ------------------------------------
                                            Barry Rubenstein, a General Partner

                                        WOODLAND VENTURE FUND

                                        By: /s/ Barry Rubenstein
                                            ------------------------------------
                                           Barry Rubenstein, a General Partner

                                        WOODLAND PARTNERS

                                        By: /s/ Barry Rubenstein
                                            -----------------------------------
                                            Barry Rubenstein, a General Partner

                                        BROOKWOOD PARTNERS, L.P.

                                        By: /s/ Barry Rubenstein
                                            -----------------------------------
                                            Barry Rubenstein, a General Partner

                                        /s/ Barry Rubenstein
                                        ---------------------------------------
                                        Barry Rubenstein

                                        /s/ Marilyn Rubenstein
                                        ----------------------------------------
                                        Marilyn Rubenstein

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 28 of 32 Pages
--------------------------------                --------------------------------

                                  Exhibit Index

            The following document is filed herewith:

            (a) Form of Lock-Up  Agreement  dated  January 2002 by and among the Issuer and certain stockholders of the Issuer.

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 29 of 32 Pages
--------------------------------                --------------------------------

                                    EXHBIT A

                             JOINT FILING AGREEMENT

            The  undersigned  hereby agree that the  Statement on Schedule  13D,
Amendment  No. 3 dated  January  24,  2002 with  respect to the shares of common stock, $0.01 par value, of Falconstor Software,  Inc. and any further amendments thereto  executed  by each or any of us shall be filed on  behalf  of each of us pursuant to and in accordance  with the  provisions  of Rule 13d-1(f)  under the
Securities Exchange Act of 1934, as amended.

9            This  Agreement  may be executed in separate  counterparts,  each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: January 24, 2002                 WHEATLEY PARTNERS, L.P.

                                        By: Wheatley Partners LLC,
                                            the General Partner

                                        By: /s/ Irwin Lieber
                                            ------------------------------------
                                            Irwin Lieber, President

                                        WHEATLEY FOREIGN PARTNERS, L.P.

                                        By:  Wheatley Partners LLC, a General
                                             Partner

                                        By: /s/ Irwin Lieber
                                            ------------------------------------
                                            Irwin Lieber, President

                                        WHEATLEY PARTNERS II, L.P.

                                        By: /s/ Irwin Lieber
                                            ------------------------------------
                                            Irwin Lieber, a General Partner

                                        WHEATLEY PARTNERS III, L.P.

                                        By: Wheatley Partners III LLC,
                                            the General Partner

                                        By: /s/ Irwin Lieber
                                            ------------------------------------
                                            Irwin Lieber, President

                                        WHEATLEY FOREIGN PARTNERS III, L.P.

                                        By: Wheatley Partners III LLC,
                                            the General Partner

                                        By: /s/ Irwin Lieber
                                            ------------------------------------
                                            Irwin Lieber, President

                                        WHEATLEY ASSOCIATES III, L.P.

                                        By:  Wheatley Partners III LLC,
                                             the General Partner

                                        By: /s/ Irwin Lieber
                                            ------------------------------------
                                            Irwin Lieber, President

                                        /s/ Irwin Lieber
                                        ----------------------------------------
                                        Irwin Lieber

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 30 of 32 Pages
--------------------------------                --------------------------------

                                        /s/ Barry Fingerhut
                                        ----------------------------------------
                                        Barry Fingerhut

                                        /s/ Nancy Casey
                                        ----------------------------------------
                                        Nancy Casey

                                        /s/ Seth Lieber
                                        ----------------------------------------
                                        Seth Lieber

                                        APPLEGREEN PARTNERS

                                        By: /s/ Jonathan Lieber
                                            ------------------------------------
                                            Jonathan Lieber,
                                            Managing General Partner

                                        /s/ Jonathan Lieber
                                        ----------------------------------------
                                        Jonathan Lieber

                                        SENECA VENTURES

                                        By: /s/ Barry Rubenstein
                                            ------------------------------------
                                            Barry Rubenstein, a General Partner

                                        WOODLAND VENTURE FUND

                                        By: /s/ Barry Rubenstein
                                            ------------------------------------
                                           Barry Rubenstein, a General Partner

                                        WOODLAND PARTNERS

                                        By: /s/ Barry Rubenstein
                                            -----------------------------------
                                            Barry Rubenstein, a General Partner

                                        BROOKWOOD PARTNERS, L.P.

                                        By: /s/ Barry Rubenstein
                                            -----------------------------------
                                            Barry Rubenstein, a General Partner

                                        /s/ Barry Rubenstein
                                        ---------------------------------------
                                        Barry Rubenstein

                                        /s/ Marilyn Rubenstein
                                        ----------------------------------------
                                        Marilyn Rubenstein

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 31 of 32 Pages
--------------------------------                --------------------------------

                                  Exhibit (a)

                   FALCONSTOR SOFTWARE, INC. LOCK-UP AGREEMENT

As of January 7, 2002

Stockholder

To Whom It May Concern:

            Pursuant  to an  Agreement  and Plan of Merger  and  Reorganization,
dated as of May 4, 2001 (the  "Agreement"),  Empire  Acquisition Corp., a wholly owned  subsidiary  of Network  Peripherals  Inc.  ("NPI"),  merged with and into
FalconStor,  Inc. (the "Merger"),  with the surviving  entity called  FalconStor
Software, Inc. (the "Company").  To induce NPI to enter into the Agreement,  the undersigned,  during the period  that  commenced  on August 22, 2001 and ends on
August 22, 2002 (the "Lock-Up Period"):

                  (i) agreed not to, directly or indirectly sell, offer to sell, contract to sell (including,  without  limitation,  any short sale), grant any option to  purchase  or  otherwise  transfer or dispose of
            (other  than  to  donees  who  agree  to  be  similarly  bound)  any securities  received  by the  undersigned  in  connection  with  the
            Merger; and

                  (ii)   acknowledged   that  following  August  22,  2001,  the
            Company's  Board of Directors may, in its sole  discretion,  release any  or  all  of  the  shares  held  by  the  undersigned  from  the obligations  of this letter prior to the  expiration  of the Lock-Up
            Period.

            As set forth in the attached letter, the Board of Directors believes it would be beneficial for all  stockholders  to extend the Lock-Up Period until
April 30, 2003. By executing this letter, you agree to extend the Lock-Up Period
(the  "Lock-Up   Extension")  until  and  including  April  30,  2003,  and  you acknowledge the beneficial benefits to you of this extension.

            Furthermore, the Lock-Up Extension will not be effective unless 100%
of all  stockholders  subject  to the  Lock-Up  Period  agree to the  extension.
Finally, in order to facilitate an orderly sale of stock subject to the lock-up, if the Board of Directors decides to release any shares before the expiration of the Lock-Up Extension, the undersigned will be required and agrees to use either
HD Brous &  Co., Inc.,  Ladenberg,  Thalman & Co., Inc., Wien Securities
Corp. or Janney  Montgomery  Scott LLC, as the undersigned  indicates below. You can sell  shares  though  such  brokers  during the  limited  time period of the release.  Any release of shares not sold during such period shall remain subject to the Lock-Up Extension.

            The undersigned  hereby represents and warrants that the undersigned has full power and authority to execute this letter and enter the agreements set forth  herein,  and  that,  upon  request,  the  undersigned  will  execute  any additional  documents  necessary or desirable in connection with the enforcement hereof.

--------------------------------                --------------------------------
CUSIP No. 306137 10 0                   13D       Page 32 of 32 Pages
--------------------------------                --------------------------------

            All  authority  herein  conferred  or agreed to be  conferred  shall survive the death or incapacity of the  undersigned  and any  obligations of the
undersigned  shall  be  binding  upon  the  heirs,   personal   representatives,
successors, and assigns of the undersigned.

                                Very truly yours,

                                -------------------------------------
                                Stockholder's Signature

--------------------------------------------------------------------------------
Name and Address                                                  Stockholder

--------------------------------------------------------------------------------
Social Security or Taxpayer Identification No.

--------------------------------------------------------------------------------
Number of shares of FalconStor Software, Inc. Common
Stock owned beneficially or of record:
--------------------------------------------------------------------------------
Certificate Numbers:

--------------------------------------------------------------------------------
Broker choice (if you are already a registered broker-
dealer, please provide the name of your brokerage firm):
--------------------------------------------------------------------------------
E-mail address:

--------------------------------------------------------------------------------
Facsimile number:

--------------------------------------------------------------------------------
Telephone No. (Day):

--------------------------------------------------------------------------------
Telephone No. (Night):

--------------------------------------------------------------------------------
Cellular Telephone No.

--------------------------------------------------------------------------------